

June 7, 2013

Mr. Steven H. Collis
President and Chief Executive Officer
AmerisourceBergen Corporation
1300 Morris Drive
Chesterbrook, PA 19087

      Re: **AmerisourceBergen Corporation**
            Form 10-K for the Fiscal Year Ended September 30, 2012
            Filed November 27, 2012
            File No. 001-16671

Dear Mr. Collis:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended September 30, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Gross Profit, page 22

1. We note your response to comment 3 of our letter dated May 24, 2013 indicating that similar economic characteristics of ABDC and ABSG do not necessitate addressing gross profits contributed by specialty in MD&A. With a view to clarifying disclosure in future filings, please advise us in quantitative and qualitative terms of the extent to which your specialty and non-specialty margins are significantly different. We note, in this regard, relevant discussion during earnings calls, for example, the following statement by your

CEO on the January 24, 2013 call: "Well, clearly our margins are better in the Specialty business. That is a fact."

2.   We also note the statements in your current and prior responses regarding what determines whether a specialty product falls within ABSG as opposed to ABDC; that ABDC is ABSG's largest customer; and that ABSG's facilities focus primarily on complex disease treatment regimens. Your Form 10-K states on page two that your specialty pharmaceuticals business represented $16.4 billion in revenue in fiscal 2012, which was the amount attributed to ABSG. In future filings, where you first address specialty, please clarify (1) what determines whether specialty sales fall within ABSG as opposed to ABDC, as explained in your response, and (2) the extent to which both ABSG and ABDC report specialty sales.

3.   In addition, we note the statement that there is no material risk or uncertainty associated with products or services switching between ABSG and ABDC. Please advise us of any significant risk associated with specialty sales losing such status. In this regard, we note the CEO's statement in your recent earnings call that "if we don't keep oncology being special and cancer treatment being special, then we won't have a chance to create that differentiated margin. So really important for us to do that."

You may contact Adam Turk at (202) 551-3657, or James Lopez at (202) 551-3536 if you have questions regarding the comments. Please contact me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director